EXHIBIT (a)(1)(ix)

July 19, 2002

Dear Netro Partner,

As you can see from the accompanying news release, Netro’s Board of Directors has approved a tender offer to repurchase approximately 38% of its shares.

I am writing this letter to you to reassure you that the tender offer in no way diminishes our commitment to the Broadband Fixed Wireless market. Following the tender offer, Netro will continue to have significant cash balances. With these resources, Netro is confident that it can continue to deliver on its plan, and that it has ample cash reserves and the right team and products in place to do so.

Before our Board approved the stock repurchase, it carefully reviewed the cash required to ensure customer satisfaction. I can assure you that Netro remains committed to its product development program that includes the features that our sales team has already discussed with you and future enhancements. Shlomo Yariv, our Chief Operating Officer, is available to you at any time to discuss our product future and roadmap.

We also believe that we have not only the funds, but also the personnel, to ensure timely and effective customer service. As you know, the customer advocacy function at Netro is an area of enormous pride. Francis Ngai and his team continue to have broad authority and discretion to make sure that the customer requirement always comes first. Again, if you have questions about customer support, please do not hesitate to contact Francis.

I want to emphasize that Netro will continue to have significant cash resources following this proposed offer and that this capital will allow the company to achieve its product and operating objectives. However, if you have questions concerning our financial situation, or would like more information regarding the tender offer, please do not hesitate to contact Sanjay Khare, our CFO.

Finally, in light of the negative attacks that the company has experienced over the past few months, I want to take this opportunity to express my personal appreciation to so many of you who have supported us during this difficult time. We at Netro are committed to justifying your trust and confidence in us.

Let me once again underscore the commitment of Netro to the fixed wireless market and to the success of our customers. The industry is facing difficult times, but as we focus on your needs, we believe that together, we will emerge from this difficult time stronger. I hope this letter answers most of your questions, however as the CEO of Netro I am always available for any additional questions you might have. Of course, Peter Carson, Senior VP Worldwide Sales and the entire worldwide sales team are also at your disposal.

Sincerely yours,

Gideon Ben-Efraim